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July 19, 2018

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: The Gabelli Global Utility & Income Trust – N-2

Filing

File Nos. 333-223652 and 811-21529

Ladies & Gentlemen:

On behalf of The Gabelli Global Utility & Income Trust (the “Fund”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder (the “Securities Act Rules”), and the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”).

Post-Effective Amendment No. 1 is being filed pursuant to the Fund’s undertaking in Item 34.7 of the Registration Statement. The Registration Statement is substantially the same as Pre-Effective Amendment No. 1 to the Registration Statement, filed on May 23, 2018 and declared effective by the Commission on May 29, 2018, except that the base prospectus has been updated to provide more recent factual data in accordance with the requirements of Form N-2, and the Fund has included an updated form of prospectus supplement for an offering of rights to common shareholders to purchase common shares and preferred shares.

***

In light of the foregoing, the Fund requests that the Commission declare the Registration Statement (or a subsequent post-effective amendment thereto) effective with limited or no review in accordance with the procedures set forth in Investment Company Act Release No. 13768 (Feb. 15, 1984) as soon as practicable, but in any event by August 31, 2018. We will provide the Commission’s staff with a copy of the Registration Statement marked against Pre-Effective Amendment No. 1. If you have any questions or require any further information with respect to this Registration Statement, or any other matter relating to the Fund, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Sincerely,

/s/ Kenneth E. Burdon
Kenneth E. Burdon